December 23, 2016

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Jay Ingram , Esq.
Legal Branch Chief
Office of Manufacturing and Construction

Re:	SusGlobal Energy Corp.
Registration Statement on Form S-4
Filed January 28, 2016
File No. 333-209143

Dear Mr. Ingram:

            Please find below responses to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 24, 2016 (the “Comment Letter”) relating to the draft registration statement submitted to the Commission by SusGlobal Energy Corp. (the “Company”) referenced above.

            The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

General

1.

Please confirm to us that the Delaware corporation to be formed in the redomestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosures as appropriate.

Response:

The Company confirms that the Delaware corporation to be formed in the redomestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and will update the disclosure as appropriate.

2.

We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Please note that we may have comments after we review these materials.

Response:

The Company has filed additional exhibits as indicated on the exhibit index.

3.

Please provide a discussion of the material federal income tax consequences of the domestication. Please refer to Item 3(k) and Item 4(a)(6) of Form S-4. If appropriate, file an opinion supporting the tax matters and consequences described. Please refer to Item 601(b)(8) of Regulation S-K.

Response:

The Registration Statement has been revised to include the material federal income tax consequences of the domestication and the supporting opinion. Please see page 32.

4.	Please include risk factor disclosure regarding limitations on your shareholders ability to call a special meeting.

Response:

The Registration Statement has been revised in response to the staff’s comment. Please see page 17.

5.	Please provide risk factor disclosure regarding your recent net losses.

Response:

The Registration Statement has been revised in response to the staff’s comment. Please see page 17.

Business, page 47

6.	Please revise this section to include a more detailed discussion of your business as contemplated by Item 101(h)(4) of Regulation S-K.

Response:

The Company has revised The S-4 in responses to the staff’s comment.

7.

Your risk factor on page 14 implies that you have patents and/or or patent applications pending. Please identify each material patent, disclose its duration, name the owner of the patent, and describe your rights in the patent. For any material patent applications, please disclose the jurisdictions where the applications are outstanding and the expected expiration dates if the applications are granted. Please specify any intellectual property which is not covered by a patent.

Response:

The Company has deleted this risk factor as it does not own any patents or have any patent applications.

8.	Please disclose the number of employees, including the executive officers, for the Company. Please see Item 101(h)(4)(xii) of Regulation S-K.

Response:

The Registration Statement has been revised in response to the staff’s comment. Please see page 47.

9.	Please provide the disclosures required by Item 103 of Regulation S-K.

Response:

The registration statement has been revised in response to the staff’s comment. Please see page 47.

10.	Please provide the disclosures required by Item 104 of Regulation S-K.

Response:

The Company does not operate nor does it have a subsidiary that is an operator of a coal or other mine and as such it does not believe it needs to provide the disclosures required by Item 104- of Regulation S-k.

Management and Corporate Governance, page 49

11.	We note your disclosure that board of directors currently consists of four directors. However, you have only identified three directors. Please revise.

Response:

The registration statement has been revised to note there are only three directors. Please see page 48.

12.	Please provide the disclosures required by Item 401(f) of Regulation S-K.

Response:

The registration statement has been revised to provide the disclosures required by Item 401 (f) of Regulation S-K.

Executive Compensation, page 52

13.	Please revise to include a Summary Compensation Table consistent with Item 402(n) of Regulation S-K. Please see page 51.

Response:

The Summary Compensation Table has been revised in response to the staff’s comments.

14.

We note your disclosure in footnote (1). When compensation is paid in foreign currency, the values in the table should reflect the US dollar equivalent as of the payment date. Please see Instruction 2 of Item 402(n) of Regulation S-K.

Response:

The registration statement has been revised to reflect the disclosure required in Instruction 2 of Item 402(n) of Regulation S-K.

15.	Please provide the information required by Item 402(p) of Regulation S-K.

Response:

The Company did not have any outstanding equity awards as of December 31, 2015.

16.

We note your disclosure on page 35 that 8,500,000 common shares of the company were issued to certain directors, officers and individuals who assisted in the capital raising. These stock issuances do not appear to be reflected in your Summary Compensation Table. Please advise.

Response:

The Summary Compensation Table reflects those common shares that were issued to officers of the company, totaling 2,000,000. Of the balance of common shares issued 6,000,000 were issued to directors of the company, please see page 51 for the Director Compensation Table and 500,000 were issued to two unrelated individuals.

Director Compensation Policy, page 54

17.	Please provide the information required by Item 402(r) of Regulation S-K.

Response:

The registration statement has been revised to reflect the disclosure required in Item 402(r) of Regulation S-K. Please see page 53.

Related Party Transactions, page 54

18.

We note your disclosure that your CEO has loaned $11,087 to the company. Please describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms. Please file the loan agreement as an exhibit. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

Response:

The amount noted relates to outstanding fees and expenses owing to the CEO and not a loan or loans. The amounts have been reclassified and described in the related party transactions disclosure for the years ended December 31, 2015 and 2014 and for the three and nine month periods ended September 30, 2016 and 2015.

19.

We note your disclosure that you have incurred $21,433 in rent paid to a company controlled by a director and president. Please expand your disclosure regarding the related party lease to disclose the identity of the related party that the company leases office space from and the other material terms of the lease arrangement. Please file the lease agreement as an exhibit.

Response:

The related party transactions disclosure in the MD&A and in the annual and quarterly financial statements identifies the name of the related party. There are no other material terms of the lease arrangement requiring disclosure. The lease agreement has been filed as an exhibit.

Accounting Treatment of the Domestication, page 59

20.	Your disclosures on page 4 indicate that there will be a change in par value in the shares of SusGlobal Energy Delaware. Please address the impact of this change as well.

Response:

There will be no impact regarding the change in par value in the shares of SusGlobal Energy Delaware.

Financial Statements

General

21.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

Response:

The financial statements and corresponding financial information included in the Registration Statement has been updated to comply with Rule 8-08 of Regulation S-X.

Financial Statements for the Period Ended September 30, 2015

Note 7. Intangible Asset, page 8

22.

In regards to your agreement with Syngas SDN BHD, we note that you have been provided an exclusive license to use Syngas Intellectual Property for a period of five years for consideration of $1. Please disclose if you have any other obligations under this agreement which may explain why the consideration is so minimal.

Response:

We have no other obligations under this agreement.
Note 14. Subsequent Events, page 11

23.	Please disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 850-10-50-1.

Response:

The Company has evaluated subsequent events that occurred after December 31, 2015 through September 7, 2016, which is the date the annual consolidated financial statements were available to be issued and after September 30, 2016 through December 30, 2016, which is the date the interim consolidated financial statements were available to be issued.” This information has been disclosed as a subsequent event in each of our annual and interim consolidated financial statements included with this filing. Please see page 16 and 13 of the financial statements.

Financial Statements for the Years Ended December 31, 2014 and December 31, 2013

Statements of Cash Flows, page 5

24.

You have reflected net assets acquired on amalgamation in your determination of cash flows from operating activities which has resulted in you generating cash flows from operations during the year ended December 31, 2014. Given that this appears to have been a noncash transaction, it is not clear how you determined this presentation was appropriate. Please advise. Refer to ASC 230-10-50.

Response: The registration statement has been revised to reflect the disclosure required in ASC 230-10-50. Please see page 5.

Note 6. Amalgamation, page 8

25.

You indicate that the amalgamation represented an asset purchase at fair value in consideration of the issuance of shares by the amalgamated company. Please further clarify in your disclosures what the fair value of the consideration issued in this transaction was determined to be, how you made this determination of fair value, and how you allocated this fair value to the assets acquired and liabilities assumed. Refer to ASC 805-50-30.

Response: The registration statement has been revised to reflect the disclosure required in ASC 805-50-30. Please see pages 11 and 7 of the financial statements.

Exhibits and Financial Statement Schedules, page 61

Exhibit 10.1, page 61

26.	Please tell us why this agreement refers to Silver Dragon Resources Inc. in the header.

Response:

The reference to Silver Dragon Resources was a mistake and has been deleted. Exhibit 10-1 has been refiled as corrected with this amendment.

The Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,
SusGlobal Energy Corp.

By: /s/ Marc Hazout
      Marc Hazout
      President and Chairman